SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DOCENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0460705
(State of incorporation or organization)	(I.R.S. employer identification no.)
2444 Charleston Road, Mountain View, CA	94043
(Address of principal executive offices)	(Zip code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.    ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.    ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series A Preferred Stock, par value $0.001 per share

(Title of class)

AMENDMENT TO FORM 8-A

We hereby amend the following items, exhibits or other portions of our Form 8-A filed on February 7, 2003 related to our Rights Agreement, as set forth below.

ITEM 1.	DESCRIPTION OF COMPANY’S SECURITIES TO BE REGISTERED

Item 1 of the Form 8-A filed by Docent, Inc. (the “Company”) on February 7, 2003 is hereby amended and restated in its entirety to read as follows:

On January 28, 2003, the Board of Directors of Docent, Inc. (the “Company”) authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock, par value $0.001 per share, of the Company (the “Common Shares”). The dividend is payable on February 10, 2003 (the “Record Date”) to the holders of record of Common Shares as of the close of business on such date.

The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement (the “Rights Agreement”) dated as of February 5, 2003 and the Amendment to Rights Agreement (the “Amendment to Rights Agreement”) dated as of October 20, 2003, each by and between the Company and Computershare, as Rights Agent (the “Rights Agent”). The following description does not purport to be complete and is qualified in its entirety by the reference to the exhibits hereto.

1.	Common Share Certificates Representing Rights

Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares also shall represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

2.	Distribution Date

The “Distribution Date” is the earliest to occur of (a) the tenth business day following the date of the first public announcement that any person or group (as such term is used in Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended) or entity (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 20% or more of the then outstanding shares of capital stock entitled to vote in the election of Directors of the Company (the “Voting Shares”) (such person, group or entity is an “Acquiring Person” and the date of such public announcement is the “Acquisition Date”), (b) the tenth business day (or such later day as shall be designated by the Board) following the date of the commencement of a formal tender offer or exchange offer, the consummation of which would cause any person or group to become an Acquiring Person and (c) the first date, on or after the Acquisition Date, upon which (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or (ii) 50% or more of the Company’s consolidated assets are or earning power is sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Voting Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Voting Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Voting Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Voting Shares that are beneficially owned by any other person.

Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates representing only Rights shall be issued and the Rights shall become exercisable to purchase Preferred Shares (as defined below) as described in Section 5 below.

No person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares as of February 5, 2003 shall be deemed an Acquiring Person for as long as such Person continues to be the Beneficial Owner of 20% or more of the outstanding Voting Shares unless or until such Person shall acquire, without the prior approval of the Board, Beneficial Ownership of an amount of additional Voting Shares equal to 1% of the Voting Shares then outstanding.

3.	Issuance of Right Certificates

As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

4.	Expiration of Rights

The Rights shall expire on the earlier of (i) February 5, 2013, (ii) the date, if any, as of which the Board determines that the continued effectiveness of the Rights Agreement is no longer in the best interests of the Company’s stockholders (excluding the interests of any Acquiring Person) or (iii) upon the Effective Time (as such term in defined in the Agreement and Plan of Reorganization, dated as of October 20, 2003, including any amendment or supplement thereto (the “Merger Agreement”) by and among the Company, Click2learn, Inc., a Delaware corporation (“Click2learn”), Hockey Merger Corporation, a Delaware corporation (“Newco”), Devil Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Newco (“Docent Merger Sub”), and Canuck Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Newco (“Click2learn Merger Sub”) (the “Expiration Date”), unless earlier redeemed or exchanged and unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years from the date of separation.

5.	Exercise of Rights

Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraph (a), (b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraph (b) or (c) below, each Right that is beneficially owned by an Acquiring Person or that was attached to a Common Share that is subject to an option beneficially owned by an Acquiring Person shall be void.

(a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series A Preferred Stock, $0.001 par value per share, of the Company (the “Preferred Shares”), at an exercise price of $15.00 (the “Exercise Price”). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The

Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company’s preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holders of Preferred Shares will receive dividends or distributions for each Preferred Share, subject to certain adjustments, equal to 100 times the cash dividends paid with respect to, and 100 times the aggregate per share amount of any non-cash dividends or distributions paid or made on, the Common Shares. Each Preferred Share has 100 votes per share (one vote per one one-hundredth of a Preferred Share), voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount of stock, securities, cash and/or any other property received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.

(b) Right to Purchase Common Shares of the Company. From and after the close of business on the tenth business day following the Acquisition Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $15.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities (including Preferred Shares) having the same aggregate value as such Common Shares.

(c) Right to Purchase Common Stock of a Successor Corporation. If, on or after the Acquisition Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company’s consolidated assets are or earning power is sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $15.00), shares of common stock of the surviving corporation or purchaser, respectively (the “Surviving Person”), with an aggregate market value equal to two times the Exercise Price.

6.	Adjustments to Prevent Dilution

The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

7.	Cash Paid Instead of Issuing Fractional Securities

No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

8.	Redemption

At any time prior to the earliest of (a) an Acquisition Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above and (c) the Expiration Date, the Board may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”), and the Company shall so redeem the Rights. Immediately upon such action by the Board (the date of such action being the “Redemption Date”), the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

9.	Exchange

At any time during the period of 180 days after the Acquisition Date, the Board may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-hundredths of Preferred Shares, debt securities of the Company, other property or any combination of the foregoing, which, as of the date of the Board’s action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the “Exchange Ratio”), and the Company shall so exchange the Rights. Immediately upon such action by the Board, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the securities so designated by the Board in accordance with the Exchange Ratio.

10.	No Stockholder Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

11.	Amendment of Rights Agreement

The Board may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the Acquisition Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above and (c) the Redemption Date, the Rights Agreement may not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than an Acquiring Person or a Surviving Person.

12.	Exception for Merger Agreement and Transactions Contemplated Therein

In connection with the Merger Agreement and other related transactions contemplated thereby, the Amendment to Rights Agreement exempts (A) the approval, execution, delivery or performance of the Merger Agreement among Company, Click2learn, Newco, Docent Merger Sub and Click2learn Merger Sub and (B) the approval, execution, delivery, announcement or consummation of the transactions specifically contemplated by the Merger Agreement, including the approval, execution, delivery or performance of the Voting Agreements (as defined in the Merger Agreement, and as may be amended from time to time) from the application of the Rights Agreement as amended.

ITEM 2.	EXHIBITS

3.1	Certificate of Designation of Series A Preferred Stock (1)

4.1	Rights Agreement, dated as of February 5, 2003, between Docent, Inc. and Computershare, as Rights Agent, which includes as Exhibit A the Form of Right Certificate. (1)

4.2	Amendment to Rights Agreement, dated as of October 20, 2003, between Docent, Inc. and Computershare, as Rights Agent.

(1)	Incorporated by reference to the Company’s Form 8-A filed with the Securities and Exchange Commission on February 7, 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2003	DOCENT, INC.

	By:	/s/ V. Holly Albert
	Name:	V. Holly Albert
	Title:	Vice President, General Counsel and Secretary